



05039440

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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BB 3/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2005
WASH. 153 SECTION

SEC FILE NUMBER
8- 52424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 _____ AND ENDING 12/31/2004
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starlight Investments, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 San Felipe   Suite 171E

OFFICIAL USE ONLY
103957
FIRM I.D. NO.

(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Emerson   (713) 225-3028
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Texas

(Name – *if individual, state last, first, middle name*)

5151 San Felipe, Suite 500	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bryan Emerson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starlight Investments, LLC _____ , as of December 31 _____ , 20 04 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____

                                                                                                         _____
                                                                                                         Signature

                                                                                                         Bryan Emerson   FINOP
                                                                                                         _____
                                                                                                         Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STARLIGHT INVESTMENTS, LLC

Financial Statements and Supplementary Information Required By SEC Rule 17a-5

December 31, 2004

STARLIGHT INVESTMENTS, LLC

December 31, 2004

Table of Contents



PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT

To the Member of
  Starlight Investments, LLC

We have audited the accompanying statement of financial condition of Starlight Investments, LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Starlight Investments, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas, P.C.

February 4, 2005

PKF   Member of PKF International, a worldwide
       association of legally independent firms.

STARLIGHT INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	20,161
Computer equipment		2,439
Total assets	$	22,600

Liabilities and Member's Equity

Accounts payable	$	3,000
Total liabilities		3,000
Commitments and contingencies		-
Member's equity		19,600
Total member's equity		19,600
Total liabilities and member's equity	$	22,600

See accompanying notes to financial statements.

STARLIGHT INVESTMENTS, LLC

Statement of Operations

Year Ended December 31, 2004

Revenues	$ 20,703
Expenses	
General and administrative	41,545
Registration and filing fees	15,310
Depreciation	305
Total expenses	57,160
Net loss	$ (36,457)

See accompanying notes to financial statements.

STARLIGHT INVESTMENTS, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2004

	Total Member's Equity
Balance at December 31, 2003	$ 8,357
Capital contributions	47,700
Net loss	(36,457)
Balance at December 31, 2004	$ 19,600

See accompanying notes to financial statements.

STARLIGHT INVESTMENTS, LLC

Statement of Cash Flows

Year Ended December 31, 2004

Operating activities:	
Net loss	$ (36,457)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	305
Write-off account receivable - related party	287
Changes in operating assets and liabilities:	
Increase in accounts payable	3,000
Net cash used in operating activities	(32,865)
Investing activities:	
Purchase of computer equipment	(2,744)
Net cash used in investing activities	(2,744)
Financing activities:	
Capital contributions	47,700
Net cash provided by financing activities	47,700
Net increase in cash and cash equivalents	12,091
Cash and cash equivalents - beginning of year	8,070
Cash and cash equivalents - end of year	$ 20,161

See accompanying notes to financial statements.

STARLIGHT INVESTMENTS, LLC

Notes to Financial Statements

December 31, 2004

Note 1 - General Information and Summary of Significant Accounting Policies

Description of business

Starlight Investments, LLC (the "Company") was formed on November 30, 1999, as a Texas Limited Liability Company and ts member has personal limited liability for the obligations or debts of the entity. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Computer equipment

Computer equipment is carried at cost. Depreciation is provided using the straight-line method over an estimated useful life of three years. Expenditures for significant acquisitions and improvements are capitalized while expenditures for maintenance and repairs are charged to operations.

Income taxes

The Company is not recognized as a taxable entity for Federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's Federal tax return.

Revenue recognition policy

The Company recognizes revenues from commissions generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

STARLIGHT INVESTMENTS, LLC

Notes to Financial Statements

December 31, 2004

Note 2 - Related Party Transactions

On October 30, 2000, the Company entered into a management agreement with an affiliate. From January 1, 2001 and until the agreement is terminated, the management fee is 90% of the Company's monthly adjusted net operating income, as defined. During the year ended December 31, 2004, the management fee for 2004 was waived indefinitely and can not be recouped in future periods.

During 2004, the Company determined that a $287 account receivable from a related party was uncollectible and was expensed to general and administrative expense in the accompanying statement of operations.

Note 3 - Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2004, the Company's net capital, as defined, of $19,600 exceeded the required minimum by $14,600 and its ratio of aggregate indebtedness to net capital was 0 to 1.0.

Note 4 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2004.

Note 5 - Omission of Certain Reports

A computation for determination of reserve requirements pursuant to rule 15c3-3 as specified by rule 17a-5(d)(3) and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934**

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
FOR
STARLIGHT INVESTMENTS, LLC

Year Ended December 31, 2004

Net capital requirement, the greater of:			$	5,000
1/15 of Aggregate Indebtedness	$	200		
Minimum Dollar Requirement	$	5,000		
Net capital				19,600
Excess Net Capital			$	14,600
Aggregate indebtedness			$	3,000
Excess net capital @ 1,000%				
(Net capital, less 10% aggregate indebtedness)			$	19,300
Ratio of aggregate indebtedness to net capital				15.31%
Ratio of subordinated indebtedness to debt/equity total				N/A

Total assets		$	22,600
Less - total liabilities			3,000
			19,600
Net worth			
Deductions from and/or charges to net worth			
Total non-allowable assets	-		
Other deductions or charges	-		
Total deductions from net worth			-
			19,600
Net capital before haircuts on securities positions			
Haircuts on securities	-		
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government and obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	-		
Undue concentration	-		-
Net capital		$	19,600

Reconciliation with the Company's Computation (included in Part II
of Form X-17-A-5) as of December 31, 2004:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$	14,128
Audit adjustment for primarily accrued management fee waived		5,472
Net capital, per above	$	19,600

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17a-5
OF SECURITIES EXCHANGE ACT OF 1934**



PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
By RULE 17A-5 of the SECURITIES AND EXCHANGE COMMISSION

To the Member of
Starlight Investments, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Starlight Investments, LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.



Member of PKF International, a worldwide
association of legally independent firms.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

February 4, 2005